FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Apex Critical Metals Corp. ("Apex" or the "Company")

Suite 1450, 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2: Date of Material Change

October 1, 2025

Item 3: News Release

The news release was disseminated on October 1, 2025 through Accesswire, and subsequently filed on SEDAR+.

Item 4: Summary of Material Change

The Company acquired key rare earth element (REE) rights at highly prospective Elk Creek Carbonatite Complex, Nebraska (the "Rift Project").

Item 5: Full Description of Material Change

The Company acquired certain mineral rights within the Elk Creek Carbonatite Complex in southeastern Nebraska, U.S.A.

The Rift Project includes exploration rights and purchase options for approximately 2,784 acres (~1,127 ha), flanking NioCorp Developments Ltd. to the east and west within the Elk Creek Carbonatite Complex. The Company's property position is considered highly prospective for rare earth element (REE) mineralization based on extensive historical exploration data.

The Elk Creek Carbonatite, a rare metal complex identified over 50 years ago, hosts significant potential for REE's alongside other critical minerals including niobium. Historical exploration of the Elk Creek Carbonatite included approximately 106 drill locations totalling approximately 46,797 m by Molycorp from 1973 to 1986 across the entire Elk Creek Carbonatite Complex, with at least 19 completed within the boundary of the current Rift Project.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7: Omitted Information

N/A

Item 8: Executive Officer

Sean Charland, CEO and a Director 604.681.1568 info@apexcriticalmetals.com

Item 9: Date of Report

October 3, 2025